Filed pursuant to Rule 424(b)(5)

Registration No. 333-220351

Prospectus Supplement

(To Prospectus dated October 24, 2017)

9,844,684 Shares of Common Stock Offered by Selling Stockholders

This prospectus supplement (“Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus, dated October 24, 2017, of Aytu BioScience, Inc. (the “Original Prospectus”). This Supplement is not complete without, and may not be delivered or used except in connection with, the Original Prospectus.

See “Risk Factors” beginning on page 7 of the prospectus dated October 24, 2017, for risk factors and information you should consider before you purchase shares.

On March 23, 2018, the Company entered into a warrant exercise agreement (the “Exercise Agreement”) with Armistice Capital Master Fund Ltd. (“Armistice”). Pursuant to the Exercise Agreement, the Company agreed to reduce the exercise price of Armistice’s warrants to purchase 1,500,000 shares of common stock (the resale of the underlying shares of which were included in the Original Prospectus (the “Original Warrants”)) from $3.60 to one cent less than the closing price on the last trading day prior to the exercise date, ($0.41 per share) and Armistice agreed to exercise the Original Warrants for cash by March 23, 2018. The Company also agreed to issue to Armistice new warrants to purchase 2,000,000 shares of the Company’s common stock at an exercise price of $0.54 per share. In accordance with the Exercise Agreement, Armistice exercised the Original Warrants for an aggregate exercise price of $615,000.

The date of this prospectus supplement is March 27, 2018.